Filed by Symbol Technologies, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934

                                          Subject Company:  Telxon Corporation
                                                    Commission File No.000-11402


                                                          Date:  July 31, 2000


Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected, anticipated or implied. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the business and technology of Telxon will not be integrated successfully; the failure to realize planned synergies on a timely basis; costs related to the proposed transaction; failure of Telxon's stockholders to approve the proposed transaction; and delays in obtaining regulatory approval of the proposed transaction. Neither Symbol or Telxon undertakes any obligation to publicly update or revise any forward-looking statements.

The proposed transaction will be submitted to Telxon's stockholders for their consideration. Such stockholders should read the proxy statement/prospectus concerning the transaction that will be filed with the Securities and Exchange Commission and mailed to stockholders. The proxy statement/prospectus will contain important information that Telxon's stockholders should consider before making any decision regarding the proposed transaction. Such stockholders will be able to obtain the proxy statement/prospectus, as well as other filings containing information about Symbol and Telxon, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus will be obtainable, without charge, from Symbol and Telxon.

Symbol and Telxon and certain other persons named below may be deemed to be participants in the solicitation of proxies of Telxon's stockholders to approve the transaction. The participants in this solicitation may include the directors and executive officers of Telxon and executive officers of Symbol as listed in Symbol's proxy statement for its 2000 annual meeting which may be obtained without charge, at the SEC's internet site (http://www.sec.gov).

As of the date of this communication, none of the foregoing participants individually beneficially owns in excess of 5% of Symbol' common shares or 5% of Telxon's common shares. Except as disclosed above, to the knowledge of Symbol and Telxon, none of the directors or executive officers of Symbol or Telxon has any interest, direct or indirect, by security holdings or otherwise in Symbol or Telxon.


                *    *    *    *    *    *    *    *    *    *

                   THE FOLLOWING IS A TRANSCRIPT PREPARED WITH
            RESPECT TO THE SYMBOL TECHNOLOGIES, INC. CONFERENCE CALL


                               SYMBOL TECHNOLOGIES


Moderator: Ken Jaeggi
July 26, 2000
10:00 am CT

Operator:  Good day and welcome to the Symbol Technologies Second Quarter
     2000 Earnings Results Conference call. Today's call is being recorded.

     At this time for opening remarks and introductions I'd like to turn the conference over to Mr. Ken Jaeggi, Chief Financial Officer for Symbol Technologies. Mr. Jaeggi, please go ahead.


Ken Jaeggi: Thank you, Kyle. And thank you all for joining us. And we're sorry for the delay. But I think you can see why this was maybe a more exciting day for us than all of us had originally envisioned.


     So we've moved our conference call up this morning so that we can cover not only Symbol and Telxon Second Quarter financial results, which were released earlier today, but also the powerful news of Symbol's agreement to acquire Telxon.


     With me on the call to take you through the details are Jerry Schwartz, Symbol's Chairman and founder, Tomo Razmilovic, President and CEO of Symbol Technologies, and John Paxton, Chairman and CEO of Telxon.


     Before we start, a brief disclaimer reflecting the Safe Harbor Provision of the Private Securities Litigation Reform Act of 1995. Certain comments we will make are forward-looking statements subject to the risks and uncertainties disclosed in our SEC filings, copies of which are available upon request.

     Jerry?


Jerry Schwartz: Good morning and thanks again for joining us. Another outstanding quarter for Symbol which Tomo will review in detail in a minute. First I'd like to briefly remark about our agreement to acquire Telxon in a friendly stock merger.


     As you know, this is a transaction Symbol has wanted to do for some years. And I'm really very pleased that the companies and the managements have now aligned to enable this compelling business combination that will benefit both our customers and shareholders.


     Acquiring Telxon is a superb opportunity to accelerate Symbol's continuing evolution as a leading global provider of mobile and wireless data transaction systems and services, strengthening our ability to deliver innovative customer solutions based on wireless local area networking for data and voice, application-specific mobile computer systems and barcode data capture.


     With Telxon we can move even faster to take full advantage of our strong strategic position, e-commerce initiatives and other market opportunities. We'll also be able to continue to generate growth that is broad and balanced across a wide range of products and systems based on our three core competencies wrapped around our radio and scan engines, addressing emerging markets in healthcare and education as well as our traditional markets throughout the entire retail logistics supply chain
     - out to the dot-coms and into the home going forward.


     As e-commerce proliferates and application-specific handheld computers morph into wireless information appliances the addition of Telxon's complementary products and technologies in a number of vertical markets strengthen's Symbol's ability to capitalize and even to drive the accelerating demand for wireless Internet connectivity,


     Principally Telxon will add to Symbol's momentum and further our ability to stay ahead of the curve and compete effectively on this larger and even more demanding playing field. I'm excited by the opportunities that this transaction offers and the major potential it holds for our customers and shareholders - the right company, the right time and the right deal.


     Before I turn the call over to John Paxton I'd like to congratulate him on the fine job he's done to stabilize Telxon. We all know the company's faced some tough times but John's put them back on solid footing and helped facilitate this compelling transaction.


     John?


John Paxton:  Thank you very much, Jerry.


     Agreeing to give up our independence was obviously a difficult decision for us but without question the right one at this time for both Telxon shareholders, our employees and our valued customers.


     While Telxon is on the right track to successfully compete as a standalone company, I firmly believe that partnering with Symbol is a unique opportunity to create a global leader in an increasingly competitive and rapidly changing market.


     We accomplish a lot in this transaction. Mostly we deliver an immediate and significant premium to Telxon shareholders and a chance to participate as Symbol shareholders in the substantial future growth we expect.


     We create a fully integrated organization with greater resources and an ability to better serve our customers on a global basis. We essentially achieve and significantly sooner the strategic vision we have for Telxon, becoming a global leader in a dynamic and globally competitive industry.


     We knew Symbol well. We'd been working with and competing against them for a long time. I have known and respected both Jerry and Tomo for many years. I am pleased we've been able to reach an agreement that will offer our customers, employees and shareholder's more than either company could have achieved independently.


     Before I turn the call over to Tomo Razmilovic let me quickly summarize our quarterly results. Revenue for Q1 was flat and net loss for the quarter was within our internal projections. Our backlog is the highest it's been in 18 months.


     Now I will turn the call over to Tomo.


Tomo Razmilovic:  Thank you, John.


     Before I begin I'd like also to congratulate John on a job well done at Telxon. John and I have been good friends for many years that we spent together in the industry group. He has done a great job stabilizing Telxon and I look forward to working with him on a smooth integration of Telxon into Symbol. His wise counsel will be very welcome to us as we move forward with this exciting combination.

     I'll start today by quickly reviewing our second quarter results, then take you through the Telxon theme. Symbol delivered another powerful, record quarter, building on our performance in the first quarter and positioning us for future growth.


     Second quarter revenues of $341 million were up 25% over last year, sequentially up about 7% from the first quarter this year. Net income, $36 million, was up 30%, and diluted earnings per share of 25 cents were up 25% from the 1999 second quarter. And that's after taking a 3 cent hit for the falling exchange.


     With operating income up 16.2% and the net income up 10.6% Symbol delivered the 29th consecutive quarter meeting or exceeding Wall Street's GPS Consensus estimate. Solid bookings grew 36% over the same time last year, our fifth consecutive quarter of 30-plus percent per year-over-year growth and our highest levels of bookings in the history of the company.


     The well-known mobile handset and computer products, electronic component shortages discussed during our first quarter conference call continue to impact many companies, including Symbol. Just to give you a few of those: flash memories, capacitors, displays, etc. Fortunately, our strong balance sheet allows us the flexibility to protect our revenue and earnings.


     Also at 2.8 ((inaudible)) were higher than I would like to see them and normally carry. We hope to continue to manage inventories to avoid missed customer shipments. Also, supplier delays have shifted more revenue into the month three of our first two quarters and have contributed toward the ((inaudible)) moving outside our internal target of mid-70s, 79 to 80 in the second quarter against the 77 to 78 in the first quarter.


     In summary our financial results reflected the outstanding performance of the entire extended Symbol team, including our partners. Now let's look behind the numbers.


     Second quarter was another solid quarter of (inaudible), with a strong new growth of activity and compelling partnership agreements. Performance of our systems-related business was very strong. Radio frequency product revenue was up 92% over the prior year and up 33% over the first quarter of this year.


     We were particularly gratified with the performance of the palm family of products. We shipped more than 41,000 units, up from 28,000 last quarter, a growth of almost 50%, and ((inaudible)) 200,000 units on an annualized basis. This was primarily due to the excellent customer response to the Windows-based (CPC2700) palm product.


     In addition to the palm-based products we had exceptional performance from our (PDC6800) integrated handheld scanner terminal and (PDC7500) mobile computer, both new products. In fact, almost 58% of our second quarter revenue was attributable to new products that had initial volume shipments after June 1998 and about 28% came from products shipped during 1999 and the year 2000.


     As a final comment, during the quarter we announced several reported new partnerships, which centered around the creation of an industry-wide standard. Samsung, the largest corporation in Korea, selected PDF417, which is our two-dimensional barcode, for a number of its global operations, such as supply chain management, shipping and emerging e-commerce applications. But we will also promote this two-dimensional barcode technology throughout Korea as a commercial standard, another great dream.


     Along with Texas Instruments and (Zebra) technologies we formed a strategic alliance to develop and market actively ultrahigh frequency, radio frequency identification, RFI ((inaudible)) technology for supply chain logistics applications as we work to move this very complementary technology to barcode along its way to standardization.


     Last but not least, the Motorola-Symbol-Ericsson partnership, recalling for the moment the new ((inaudible)), will clearly fuel what some consider to be convergence of the wireless Internet with the barcode. This venture will establish the worldwide standard for the commercial use of the bar Web code, leaving an opportunity in the not-too-distant future for Symbol to sell manifold the numbers of scanners we have cumulatively sold in our history. More to come soon on this exciting partnership.


     To summarize, without any doubt another great, great quarter for Symbol. Let me turn now to the transaction.


     The combination of Symbol and Telxon is strategically compelling as well as extremely attractive for the shareholders of both companies. For Symbol, based on our analysis before one-time charges, the acquisition will be approximately neutral to EPS in the year 2001 and significantly accretive thereafter as the substantial synergies are realized.


     We expect to be able to achieve annual operating efficiencies of at least $75 million per year as we fully and completely integrate Telxon into Symbol. This is an all-stock transaction, which means Symbol will remain conservatively capitalized following the acquisition with substantial financial flexibility for future initiatives.


     This is especially true when you consider that Telxon is essential debt free, except for the $107 million of convertible debt, but all highly liquid ((inaudible)) per share with a pre-tax value of approximately $283 million.


     This means that the effective cost of buying Telxon is a lot less than it seems. And at current value, over $24.94 per share, excluding the convertible debt, Telxon shareholders get a substantial premium over recent prices and an opportunity to participate in the upside potentials of this compelling combination - a company with enhanced long-term earnings, growth potential, and a competitive global market position.


     The customer will also benefit significantly. Together we'll be able to do more for customers than either of us could do separately. We can maximize our R&D and new product development output, allowing us to realize more opportunities by anticipating the needs of an even broader base of global customers.


     That will enable us to unlock emerging business more rapidly and continue to create the new market, new opportunities and develop innovative solutions for customers, something Symbol is well known for to execute.


     As we integrate Telxon we are committed to supporting multiple software platforms and increasing interoperability among both companies' products, a major benefit of the combination. And we'll have the scale and resources to compete on a global basis. Together we are a company with pro-forma estimated 2000 annual revenues of more than $1.8 billion.

     With that perspective, let me take a minute to quickly summarize the key deal points.


     Under the terms of the transaction which has been approved by the boards of both companies, Telxon shareholders will receive a fixed exchange of a half a Symbol share for each Telxon share. The total accretive value of the transaction is approximately $465 million, based on yesterday's price of Symbol of $49.88. It will be accounted for as a purchase and be tax-free to Telxon shareholders.


     Symbol shareholders will own more than 90% of the combined companies and Telxon shareholders will own the remainder, We expect the transaction to close in the fourth quarter of year 2000, subject to customary closing conditions, including regulatory approval, which we have been advised should not present a problem at Telxon shareholder approval.


     As I mentioned earlier it is about neutral to EPS, including goodwill in the first full year as we work to take out costs, and then we expect significant EPS accretion thereafter. We expect the acquisition to result in initial annual operating efficiencies of at least $75 million by eliminating duplicate functions, rationalizing facilities and realizing purchasing, sales, manufacturing and R&D efficiencies.


     In essence we plan a complete integration of every aspect of the two companies. We have for some time believed a Symbol-Telxon combination would be good news for our respective customers. And we expect an enthusiastic reception from them.


     We will immediately be in an even better position to provide fully integrated solutions, new products and technology innovations that help customers increase productivity and reduce cost. Together we can give customers broader access to total systems and solutions and provide unparalleled customer service and support.


     As part of the planned integration Symbol will place a particular emphasis on retaining current systems integrators and applications provided for Telxon products and is committed to providing seamless convergence of existing Symbol and Telxon products and systems.


     We anticipate no interruptions in any plan or committed rollout from either company. We intend to continue to support all existing Symbol and Telxon products and services and honor all existing agreements with customers, value-added resellers, distributors, OEMs and other strategic partners.


     While bringing these two companies together will take work, we are confident in our ability to effect the smooth integration and excited by the potential the combination holds for both companies' customers. I will personally lead the transition team.


     And I am totally committed to achieving the operating efficiencies I have outlined. At the same time we'll be very sensitive to the impact of the operating efficiencies on our customer relationships.


     In summary, Symbol and Telxon have taken a bold step to enable us to compete successfully again and partner successfully with some of the world's leading technology companies. We will have more resources, economies of scale, enhanced technology, a broader product portfolio and a stronger, far stronger distribution capability.

     We feel very good about the potential of this combination to create significant shareholder value, which is our fundamental objective. Now we have to make it happen.


     I conclude my remarks on Telxon by saying what should be obvious. As Jerry said, it was not a move we have made either lightly or suddenly. We have been contemplating this transaction for several years and are convinced that these companies belong together.


     And we can do great things as a unified, streamlined, effective organization. The bottom line, this deal is a great fit -great for shareholders and great for the customers of both companies.


     So to wrap up this, another strong quarter for Symbol and a tremendous strategic move with the acquisition of Telxon. With that, Jerry, John, Ken and I will be very pleased to answer your questions. Thank you.


Operator: Thank you. At this time if you'd like to ask a question please press the 1 on your touchtone phone. You can withdraw that if you need to by pressing the pound key. Again, to ask a question please press the 1 on your phone and to withdraw that if you need to just press the pound key.


     Okay, we'll take our first question from Jeff Kessler with Lehman Brothers. Go ahead.


Jeff Kessler: Thank you, and congratulations guys on both the earnings and on consummating a deal that's obviously been out there for a little bit of time.

     A quick question on the transaction itself, and that is could you go through a little bit more detail what types of, where you are strong in VAR and perhaps they're strong, a little bit stronger in OEM, how you're going to complement some of the distribution channels, put them together, and where you feel the fit is going to be best, and perhaps where you have to do some work on your distribution fit?


Tomo Razmilovic: First, our strategy has never been to have a single distributor or VAR in any of the areas. Actually around the world it has been very much tried to cover the market by having a relationship with different VARs and distributors with different types of skills and individual strengths.


     We see now that adding Telxon's distributorship there would actually be nothing new to the formula which has been so successfully executing over the years. Actually, some of the distributors and the VARs are distributing most of our products. So we see that as a reasonably smooth transition and in many situations very much as complementary to the service families they are already marketing.


     Then you can talk about the relative strengths and the weaknesses of different parts of the world. We are looking on it, I don't think now in the benefit of time would, you know, make a lot of sense if I go through that. But some places, you know, we will gain additional strength, which is great news, and then other places we will see that we combine distribution channels which we have.


     So we pretty much understand what to do. And we see that as a very much complementary process which we are going to execute.

Jerry Schwartz:  Let me add, Jeff, a word to Tomo's comments. Let's face it.
     This is a very broad playing field now. What used to be called a handheld computer probably's better to call a palmtop. Need I say more?


     Given that, the applications become the key, which leads to the VAR situation and leads to the fact that you can't know applications and markets and be in all of them. So therefore what you have is something, complementary situations of VARs and applications and people that we need to work with and strategy and someone brought us to over the years. And this will just accelerate that and broaden the capability against competition going forward.


Jeff Kessler: Okay, just quickly on Aironet and Cisco, while technically you folks are taking, you know, you get an investment in Cisco, you're also bringing in what is a residual relationship with the business that was sold to Cisco.


     Ken, have you figured out, have you come to any kind of a decision as to how you want to move the relationship forward between your own LAN, wireless LAN business and the investment that you're going to be getting in Cisco, which in my opinion brings you more than just a mere investment, it brings you a relationship?


Tomo Razmilovic: We have always had a very, very good relationship with Cisco, from very, very early beginning. And we look forward to enhance that relationship. Right now I think it would be a bit premature to talk about all the possibilities. But we look forward very much to cooperate with Cisco on all different levels, from support and the cooperation on the markets and distribution to even joint developments, which have been for a rather long time discussed.

Jeff Kessler: I take it from your comment that means there will be more to come at some point.


Tomo Razmilovic:  Stay tuned, that's about right.


Jeff Kessler: All right. I'll give up the floor to some other folks. Thank you.


Ken Jaeggi:  Thanks Jeff.


Operator:  Okay, we'll take our next question from Tim Long with Merrill
     Lynch. Go ahead.


Tim Long: Thank you. Ken, if you could just talk about in the quarter, what was the scope of both revenues and orders from the DOD, if there were in fact revenues and orders, and then Tomo if you could just give a little more detail, I think you guys talked about some complementary products and technologies between the two companies.


     Could you give some specific examples of either some key product categories or some key technologies that Telxon will be adding, and John, if you could add something as well, to the Symbol portfolio that may be filling in some gaps that the company has had in the past? Thank you.


Ken Jaeggi:  Okay -no go ahead.


John Paxton:  Tomo will take the question.


Tomo Razmilovic: Yeah, I can take the question. For the DOD, our businesses there are developing very well. The revenue actually from the DOD this quarter was in the range of about, I don't know exactly, but it was in about the range of between - it was less than $5 million.


     It was less than $5 million. But we see now in our business pipeline we expect - you know, backlog has increased. As I said we had a record bookings. We see that through the increased backlog and the bookings there would be a ramp-up there,


     It was less than $5 million this quarter.


Tim Long: Okay, were bookings significantly higher than that or in the same range?


Tomo Razmilovic:  They were actually in about the same range.


Tim Long:  Okay.


Tomo Razmilovic: The second question which was very much of a complementary product sense, we see that in the track-mounted terminals and of course with that Telxon has always had an historical lead. We as you probably know have been always much more focused on the mobile units. And we see that as an excellent complement to our technologies.


     Also our new colleagues from Telxon have done a very, very good job on imaging, which is Metanetics, which is an excellent complement again to our product line. We believe in our vision of the future is very much in multimedia readers, where you have a hybrid reader which can read barcodes, which can read RFI ((inaudible)), which I touched in my speech. And as well you have an imager which can catch either objects and/or two-dimensional barcode.

     So we see it's a real and an ideal complement with our product lines. And the Telxon people have done a real excellent job there.


Tim Long: And lastly, any important new customers that Symbol maybe has not been able to get access to that are important Telxon customers?


Tomo Razmilovic: I would like to put the other way around. Telxon over here has acquired quite a number of very, very respectable customers. As we said we believe that we can make it much less painful when it comes to the interconnectivity or compatibility between the different systems.


     I mean Wal-Mart was clearly one of the flagship customers of Telxon. I talked to CIO of Wal-Mart last night very late. He was delighted with the news, congratulated me on what has been achieved. He said it will make his life much, much easier. They were his own words. And we look forward to be ((inaudible)) to provide with an open system standard and industry standard, which we very much support, to provide the truly interconnectivity in our systems.


     We have then other customers, of course, which we really respect, which Telxon has done an excellent job, like in Kroger, or course, and (Vallabro) in Canada. There are a few others around in Europe. So it seems really, really good news, both for our customers and for both companies to provide synergistic technologies and the (profits to them).


Jerry Schwartz:  John, you might want to comment also on some of this.


John Paxton: Yeah, I'd like to do that. I'd like to comment not only on the products but also on the positions we have worldwide with our sales and distribution channel, which I think in a lot of cases will be complementary to Symbol's, and also our wireless networking install base.


     While it's not been widely publicized, Telxon has probably one of the largest install bases in both the automotive industry, manufacturing sites, airport installations and certainly in the in-store retail. That brings a lot of strength to this combination of companies.


     We also know how to work complementary with the Symbol radio as well as the Cisco radio. So that, again, helps us to enforce the complementary nature of this technology going forward.


     And as Jerry Schwartz said earlier, if you look at this marketplace it's rapidly changing into one of a wireless, networking mobile computing in both business-to-business and business-to commerce. I believe the combination of these two companies has put us in a significant leadership position to be able to penetrate those markets.


Tim Long:  Okay, thank you very much.


Operator:  Okay, we'll take our next question from Will Potter with ING
     Barings.


Will Potter: I would like to first follow up on the Cisco question and if it's all right can we ask John Paxton if Cisco had been sending business your way?


John Paxton: The answer to that question is yes. We've made joint sales calls with Cisco. We've brought them into some accounts that they weren't in the past. They've brought us into some accounts that we were not in. I believe that Cisco has helped us shorten our sales cycle.

     And also our systems integration group is working very well with Cisco. So we see that as a very emerging opportunity, again, for both companies. But also it's an opportunity for us to be able to excel in the networking side of the business and mobile computing side of the business, where Cisco really needs these products to put the mobile worker in touch with the business systems.


Will Potter: Was that a significant - did that have a significant impact, that collaboration?


John Paxton:  No.


Will Potter.   Not yet. Would it be your opinion, could you give us some of your opinion as to whether or not that relationship that you just described would be disrupted by this transaction?


John Paxton: First of all the answer, ((inaudible)) answer to the first question, yes, it's too early to see significant contributions while we are ongoing with sales calls. I think it's a tremendous opportunity.


     We don't see one at this point. We've talked with Cisco. And at this point we do not see an issue with the Cisco relationship.


     Will Potter: Great, great, that's great news. I just have some digital questions, perhaps for Ken. Amortization, goodwill, can you give us some numbers there related to this transaction?


Ken Jaeggi:  Will, we're working on refining all of that data as we speak.
     But all of our numbers that we've quoted are net-of-goodwill, So they're included in our calculations of accretion or neutrality, so...

Will Potter:  But, so on a cash basis this would be accretive in 2001?


Ken Jaeggi: We would expect if we could ignore goodwill in 2001 it would be accretive, that's right.


Will Potter: Okay, and with respect to the structure of the agreement as it stands today, is there a price range in which this agreement fits -- in other words if there's fluctuation in Symbol's price?


Ken Jaeggi: No, this agreement simply requires the approval of the government for its various issues and the approval of Telxon's shareholders. And that would be it.


Will Potter:  And any breakup fee?


Ken Jaeggi: Yes, there is a breakup fee. It's $25 million in both directions.


Will Potter: And lastly, the one-time charges, could you describe those? And would they be cash?


Ken Jaeggi:  Excuse me, Will?


Will Potter: If there would be one-time merger-related charges, could you describe those? And would they be of cash? Or what portion would be cash?


Ken Jaeggi: As I said all of those numbers would be in (work), Will, and of course they change over time as we approach the closing date because neither of these companies are standing still. But there are non-cash charges as well as cash charges. They relate to the classical things, balance sheet valuation issues on certain assets and certain intangibles. And all those details are being worked out.


Will Potter:  Would it - okay, thank you very much. Congratulations.


Operator: Okay, we'll go to Dick Davis with Richard W. Davis & Company. Go ahead.


Dick Davis:  Yeah, congratulations on making R in the very big leagues.


     I have two questions. What are the implications of 802.11 by the merger and the further integration of Metanetics, which had an expertise in 2D barcoding.


Tomo Razmilovic: We don't see any implications in 802.11 at all. Telxon has very much been committed to 802.11. So is Cisco. So no problem at all -actually the other way around, even further it proves the point. All right, we work to backing on the industry standard and looking ahead.


     The second question on the Metanetics integration, we don't see it either as any problem at all. That's a very focused, very skillful engineering group of people, like it is in our team also very competent, very skillful engineering teams. Those two teams would love each other. That is a lot of the skills and all that they achieved. And we see that as an outstanding combination of the two very powerful teams.


Dick Davis: Isn't it because of the 802.11 standard that both Telxon's and Symbol's product lines are compatible? Is that not correct?


Tomo Razmilovic: That's correct. Both firms are fully compatible 802.11. We are even certified cis fully compatible with each other.

Dick Davis:  Thank you very much, Tomo.


Operator:  Okay, we'll take our next question from Peter Barry with Bear
     Stearns. Go ahead.


Peter Barry:  Good morning gentlemen, congratulations.


     Tomo, at this early date it may be difficult to answer this question, but could you give us a sense of what the vertical market profile of the combined companies might look like?


Tomo Razmilovic: It is a bit early, but actually it is not early because we see there are new markets for us where Telxon has been operating the manufacturing force which has not been actually present at all. This is completely in a (wide field) for us.


     So we look forward to it really that our new colleagues from Telxon would get us there. And then all other of our normal historical vertical markets they stay where they are.


Jerry Schwartz: I think, Peter, the key is growth into the strategic opportunity, the initiatives, new areas. The potential of the two companies is really tremendous. And you can look forward to things. I like to express it "out to the dot-coms and into the com-home," but those are words or soundbites. What it means is that in emerging areas there's a whole new set of playing fields to be gone after. And this will accelerate our ability to do so and give us that kind of capability.


Tomo Razmilovic: What is important here it is, I want to make a comment, is that our industry has undergone dramatic changes with the entrance of the new competitive devices, which are based on the Palm OS. You have a pocket PC, it's a (CDM) platform.


     In addition the smart phones are becoming a major new factor in this market. That's why we are doing what we're doing with Motorola and Ericsson. But here is a very, very new and different world. And if you look really there is numerous large international companies such as Sony and Akia, Casio, HP, Motorola that would constitute a new world of the competition. It's a very, very now world.


Jerry Schwartz: Tomo, you didn't think about it going back to Dick's question to Metanetics and imaging. You know, talk about picture taking, hardly dominates our companies, and yet the opportunity's tremendous, we...


Tomo Razmilovic:  Very complementary.


Jerry Schwartz: ... service and the partial companies in and the food retailers and the general merchandise retailers and the auto manufacturers, all within the last week and all interested in picture taking and barcode - wonderful opportunities going forward, but again, a challenge.


     And I think that's why the two companies together have a much better shot even in the area of imaging within Metanetics, that can actually really accelerate things in those application areas.


Peter Barry: Tomo, as I recall, retailing in its broadest definition for Symbol alone represented about 45% of revenues. Would it be fair to say that retailing of the combined company would be well above 50% of revenues?

Tomo Razrnilovic: No, not at all, we don't think so, absolutely not. We don't see actually much of a change at all. You know with our retailing, so it's about 35% that we don't see in any, and another 20% it is on the warehouse, you know. We don't expect any movement there.


Peter Barry: Okay. On the financial side, might we talk about cash flow in the quarter and what the outlook might be for the remainder of the year.


Tomo Razmilovic: As I said, we have invested, I have to use my balance sheet to project my revenues and the profits, and, you know, and actually shareholder value, and in getting, by paying in advance, number one, as well as paying more than we should for a number of the components, because there is a very, very critical shortage.


     Actually in the last two quarters it has been getting worse than better. I'm sure you have seen (Addison) HPs and, you know, many others, announce that they are really struggling with the components.


Peter Barry: Any sign of that improving as you look out over the next three to six months?


Tomo Razmilovic: There are some signs. The best signs are that there people, that is around the world new plants are under construction. I believe within the next 12 to 18 months most probably we'll have a very different situation, maybe even an oversupply. But right now it's pretty tough.


Peter Barry: And one final question, what might the margins of the combined companies look like, higher or lower than Symbol's initially, but improving I would assume?

Tomo Razmilovic: We don't see -it's very different to speculate or see that it is because we have so little overlap that is almost nonexistent. We know what the Telxon markets are. They've been historically lower than ours. On the other hand we see we can proliferate our products into new markets. But I think now would be premature to speculate on that.


Peter Barry: But significant opportunity to improve operating margins, I would assume?


Tomo Razmilovic: That's correct, because we are definitely looking at those markets where we have been never operating before, but Telxon was there and we can improve our operating margins as well as leverage our operating expenses.


Jerry Schwartz: Sure, look at the economies of scale we can bring to it, the broader base ((inaudible)). We've got some wonderful synergy opportunities.


Peter Barry:  Thank you again, and congratulations.


Tomo Razmilovic:  Thank you Peter.


Operator:  Okay Mr. Jaeggi, we still have approximately 10 questions left.
     We'll go to Stephanie Crane ((inaudible)) with Solomon Smith Barney.


Stephanie Crane:  Hi, congratulations on the quarter.


     I have a few questions about what basically Symbol's position's going to be now with the acquisition of Telxon. First of all, where is Symbol going to be as far the percentage that it has in the market of wireless systems?

Tomo Razmilovic: Okay, it's a very difficult question because our measurements are slightly different. What we look on it is our systems, because really the wireless business ((inaudible)) is more of the means to our systems. And we look in all together.


     So we don't see that over all. Let me put it this way - in our markets where we're operating today we don't see there's any change. We are doing very well. I have reported to you people we are at about 90-plus percent growth on a year-to-year basis.


     Our growth is going to come, really, from the new markets. So that's what makes it so difficult to really compute on a total basis what would that mean.


Stephanie Crane: The reason I ask is I'm just wondering if there's any risk of having there be an antitrust investigation.


Tomo Razmilovic: We don't think so because we see very little overlap, if any at all, because the real opportunity here it is that we can go out and leverage our products in those different markets.


Stephanie Crane: Okay. Secondly, you mentioned that this decision is not going to be closed until probably December of this year. Do you - are there going to be any integration issues that we should be worried about as far as the sales force, as far as your clients, as far as them making product decisions?


Tomo Razmilovic: Sure, there's always going to be issues. But we believe, as I said before, in my speech that this is good for our customers. We are providing much better interoperability, much more team assistance around their operations.

     We see also there is really a normal, positive value to be created by, you know, we are adding different people with different skills to the organization, which are going to be a part of the combined company.


Stephanie Crane: So because there's very little overlap you feel that clients won't put off signing on with you to get, you know, to buy products until after the acquisition is...


Tomo Razmilovic: No, we don't see, no we don't see that at all. Actually we hope that it can really speed up their decision making progress, because this is only good news.


Jerry Schwartz: I mean the good news also is that our customers jointly need what the companies offer. This is not a situation - they need to improve their own productivity and efficiency. They need to combine, for example in the retail store, new in-store plus online combinations. They need to work their logistics supply chain for further efficiencies.


     So it's not something that they would work to delay. And from the calls that Tomo and I have made it seems to be very enthusiastic. They think we can bring more to the table because we have a broader base.


     And therefore the technology, the product, the systems development has them enthused that we can put back more into R&D because of the millions, the $1.8 billion base that Symbol and Telxon provide as Tomo mentioned before. You have the opposite situation


Tomo Razmilovic: As I said before, this industry has undergone dramatic changes, not only on the products but in general, to providing assistance, from where we have been operating up to now in the wireless

     LAN, local area networks, we are now moving to the area where the wide area networks are, equally well demanded and represented.


     That's why what I said before we can see a major new factor with the smart phones becoming integrated and the (PVH), the integrated computing platforms in your hands, with the voice and the data integrated, and that's why we have done what we have done with the Motorola and adding from that venture to create a standard.


     But what we are doing here, we are bringing more of the new skills to the company, to the joint company, and we are enhancing the economy of scale. And that's the good news again for our customers, because our customers are looking, what is the new world? They know that they have to live for a period of time in the new, hybrid world with legacy systems and the new world on the Internet, that's where we can do that now much better than before.


     As Jerry said, we know that we need to invest more and spend even more on R&D, engineering and innovation, which has been really the genetics of our company.


Stephanie Crane: Is there still an FTC investigation going on into Telxon's books?


John Paxton: Yeah, this is John Paxton. I'll take that. But yes, there is an investigation going on which we can't comment on the FTC piece. But there's also a class action suit, as you know, going on.


     And we believe there we have a good case. We also believe there's a chance for dismissal here. And we have adequate D&O insurance. So, you know, if it goes beyond that we'll address it as a combined company.

Stephanie Crane: Okay, is the FTC investigation something that the shareholders should be worried about? I mean it seems that this has been going on for a while.


John Paxton: Yeah, I don't think the shareholders should be worried about it.
     FTC investigations typically go on for a while. And we have no control over that particular investigation. We provide the information as it's requested. And when they reach a conclusion we'll be advised thereof.


     And at this point Telxon has not been accused of any wrongdoing. And so we're pleased on that end.


Tomo Razmilovic: I would like our general counsel Leonard Goldner to make a comment.


Leonard (Goldner): The FTC investigation will not have any impact on Symbol, however it comes out. We're not involved in it. It doesn't have anything to do with us. We're a combined company after the transaction.


Ken Jaeggi: Since the combined companies have purchased, Stephanie, there's no issues relative to the history.


Operator:  Okay, we'll take our next question from Reik Read with Robert
     Baird. Go ahead.


Reik Read: Good morning, you mentioned in 2001 that the transaction is going to be neutral. Does that also mean that it is going to be accretive right away, i.e. the fourth quarter, when you close?


Tomo Razmilovic: What we have said is that including the goodwill, it's going to be neutral. Excluding goodwill it's going to be accretive.

Reik Read: And John, maybe you can comment on this, where do you see Telxon being closer to the close? The results from a gross margin viewpoint are getting a little bit better, operating expenses are still pretty high. Are there some improvements that we can expect between now and then?


John Paxton: Yeah, we had some improvements already in the mill. We'll continue to do those and work closely together to make sure that everything we do will enhance both the Telxon corporation and the combined companies.


     But again, just to make another comment here, I think there are a lot of complementary skills and operations, especially in the systems engineering side, that we bring to the combination that really enhances our ability to support the customer and enhances the ability of the corporation as a whole to bring some people into this organization that are complementary to the combined entity.


Reik Read: Two other questions, and Tomo I guess I'm directing these to you, is from a product viewpoint what will be the branding strategy going forward? And then also, Telxon has quite a few services. How will Symbol be able to leverage that service capability?


Tomo Razmilovic: When it comes to the branding we are going to immediately as soon as everything, all the legalities are completed, we will have everything transformed to under Symbol's brand name. There's going to be one brand name, and that's Symbol's.


     When it comes to services, Telxon has done really very, very good job of keeping up and enhancing, actually, particularly since John took over, rather, on the services organization. We see now with the further proliferation of the wireless networking and how to manage those sites that you need a nationwide coverage.


     So the real addition of the services organization and the coverage, which Telxon represents, this is a great news again, for us as a company and, you know, and then ultimately for our customers -- really great, great news.


Reik Read:  Great thanks much, congratulations.


Tomo Razmilovic:  Thank you.


Operator: Okay, we'll take our next question from Tom Galvin with Forstmann and Leff. Go ahead.


Tom Galvin: Yes, hi, I too would like to extend my congratulations on what appears to be a good strategic acquisition for the companies here. I have several follow-up questions to the multitude of questions that have been asked already in front of me here.


     Firstly, Tomo, you alluded to, you know, Motorola and the smart phone opportunity. Do you think we'll see some time before the end of this year, you know, further validation of the concept by some of the other significant manufacturers aligning themselves with you, as the first question?


     Second question, in terms of the complementary-ness of the products, the markets and such, I was wondering if all these new products that Symbol has, in particular the palm-based products, whether you see an opportunity to reinvigorate growth at the topline at Telxon.

Tomo Razmilovic: The question number one, I'd say absolutely yes. As you know for the all good reasons we talk all the time about the new ((inaudible)) at the Motorola ((inaudible)), but maybe a little bit ((inaudible)) we are forgetting to mention Earthlink and Connect, which is partially, is owned also by Ericsson, but we expect definitely other people ((inaudible)) to join us.


     And we are actually - as we speak we are engaged in those discussions. So I'll say it again, yes.


     When it comes to the new products and the markets and the leveraging, you now, in terms of markets, you are - that's exactly, that's what is the whole, really, idea. As you know, we've been always very rich in innovation, bringing the new products. That was one of the secrets of our success. And that's what it's all about.


     We look really forward when we discussed with John, John agreed with us. There were many, many opportunities in those markets when they're operating. We could leverage our products. So stay tuned. You will see some good news coming out of it, Tom.


     I don't know, John, if you want to make any comments.


John Paxton: No, I think we've - you know, we've done a lot of due diligence on both sides. And as we look together and would know both companies very well from being in the business together competing against each other, as we start to look at where we have our strengths in Telxon and the strengths of Symbol and we look at the combination, as Tomo said earlier and I think Jerry reiterated, there's very little overlap. And in fact, Telxon brings a lot of strength to Symbol in a lot of areas.

     So I think if you look at the combined energy it's something that one and one doesn't make two. It's probably three, four, five, and we're going to try to sort that out.


Tom Galvin: Just as a quick follow-up with some clarifying questions. Is the accounting a purchase or a (pooling)?


Man:  The accounting's a purchase.


Man:  That accounting's a purchase, yeah.


Tom Galvin:  So where's the goodwill come in?


Leonard (Goldner): Where does the goodwill come in? The purchase price is higher than the net assets being...


Tom Galvin: Oh, I'm sorry, that's right, that's not to the point. And then with the palms, you shipped 41,000 in the quarter, up from 28,000?


Tomo Razmilovic:  That's correct, yes.


Tom Galvin:  Do you see that pace escalating much further in the second half?
     Thank you.


Tomo Razmilovic: We see definitely a growing demand for a palm, without any doubt. ((inaudible)) 1700, which is based on Palm OS as well as 2700, which is based on Windows platform, was the ((inaudible)).


Operator: Okay, we'll take our next question from Matt Wolfersberger with McDonald Investments. Go ahead.

Matt Wolfersberger: Good morning. One question, over the second half of this year, would you expect Telxon to begin shipping its products with spectrum radios?


Tomo Razmilovic: Well, you know, not until, you know, I haven't been told the legalities of that until we legally close the deal.


Matt Wolfersberger: Okay. I think a lot of the questions regarding Cisco revolve around that. What are your plans long term for the radio, your spectrum radio? Do you anticipate creating a separate organization? Do you continue, do you plan to keep the development of that radio in-house?


Tomo Razmilovic: Well, as you see, as you remember, we have done a very, very important strategic alliance with Intel, ((inaudible)) in many ways with the ((inaudible)) partnership, provide us with the chip infrastructure which you need if you want to be the world-class ((inaudible)) the cross point. You need it also if you want to be the world-class when it comes to power conduction. And then, of course, the phone factor. That's number one.


     Number two, it is we are working our engineers 100-plus, and now 100-plus engineers already on the second generation of the wireless LAN, so that ensures our customers present and future to get to further, to keep the leadership which we have. On the top of it we are working already on integration of the wireless LAN and the WAN, wide area networks of the radios, which as I said before, that is the new world, what is happening.


     Now we see, really, when it comes to the wireless and the notion of providing wireless networks, it is we see that very much as a means of bringing additional added value to our systems offerings. We don't see the wireless networks, in spite of the ((inaudible)) standard, to be as a commodity. We see it as to be as a standard, supporting the standard, but to be a platform where we can bring more added value to the different vertical markets where we operate and on applications.


     One of the obvious examples is the integration of voice and data, the security aspects of it, the location-finding capabilities. And there is more to come. Because whatever we do we are very - we are not in the big-picture infrastructure business. We are very much in providing as a part of our system offering the wireless added value to our total systems.


Matt Wolfersberger: The reason I asked the question is because a lot of Telxon's incremental growth was coming as a result of the relationship with Cisco. If you were to keep your wireless infrastructure in-house -
     I don't debate, you know, your expertise in the area. My question is, you are now a competitor with Cisco as long as that wireless piece is a part of you. You are already taking - most of Telxon's incremental market share growth Symbol has already been taking.


     So if you look - I mean, I guess my question is, you know, obviously you've talked to Cisco about this. But you are setting yourself up as a competitor with one of your acquiring, you know, the acquired company's largest, you know, relationship asset.


Tomo Razmilovic: Well, I don't want to make any comments on hypothetical predictions about Telxon's growth and Cisco. John can mention that. But there is no change in our relationship with Cisco. Because, you know, nothing has changed.

     Since Cisco acquired ((inaudible)) (net) we have been operating exactly as we operate today. They will continue as they're operating plus whatever their management wants. We don't see any problems there at all.


Jerry Schwartz: That, I think John characterized it as an opportunity, but not significant at this time in terms of what it's putting to the top or bottom line. That means it truly is an opportunity for Symbol-Telxon in working with Cisco going forward.


     And we think there is a lot of complementarity. I think Tomo correctly mentioned things like in multimedia, things like in intelligence that you can bring to the table, network management, security and so on, there are pieces that we'll bring that have to do with mobile, you know, and wireless solutions in handheld, in the kind of verticals that we work in.


     And that complements Cisco and allows for cooperative work. Sure, there's going to be some gray area overlap. But you can definitely have orderly partnerships. And as someone said on the line, you know, maybe owning those shares puts us in a better relationship position which we hadn't even given much thought to.


     In any case there is a fine relationship on both sides in both companies that would lead to further dialog and I think further working together.


John Paxton: And I'd like to add on too, Matt, you know, if you look at Cisco's relationship with other companies like IBM and so forth, there are overlapping areas and gray areas. But the management teams work those out.

     And secondly, the systems now are open-systems architecture. We can use any radio in any system. So if we're supporting a Cisco operation we can do it with a Cisco radio. If we're out doing another operation on our own we can do it on our own. So we're very versatile in being able to support our customers and our partners going forward.


Jerry Schwartz: It's today's world. It's a world of "cus-petitors", customer-competitors and ((inaudible)) work together...


Matt Woffersberger: Okay, great, and one other thing. Ken, could you talk about the accounts receivable? And that's all, thank you.


Ken Jaeggi: Yeah, the accounts receivable were impacted by the component shortages and non-predictable availability of them during the quarter. So there was a heavy skew to the end of the quarter in terms of shipping revenue as well as the normal mix of customers and business.


     And although we had hoped to hold the DSO at 77 days we added two. But I think that we believe we're at a point now where we ought to be able to stabilize this and move back towards our goal of mid-70s, as Tomo mentioned in his remarks.


Operator:  Okay, we'll take our next question from Joe Arsenio with Chase
     H&Q. Go ahead.


Joe Arsenio: Yes, hello, congratulations on a combination that was a long time in coming. But I think it's great for both sets of shareholders.


     And my question I guess is on DOJ, the Department of Justice, and Hart-Scott-Rodino. Can you give us any thoughts on that? And what would you consider your combined share of your shared markets might be? And do you think that's going to be an issue from DOJ's perspective?


Leonard (Goldner): I think we've answered this three or four times. We'll make the appropriate filings within the next 30 days. We don't envision any problems. Frankly, we first visited this issue three years ago. Look at what's happened in the three years and how less of an issue it is - there's smart phones and palms and pocket PCs and stuff like that have proliferated, which is what we had contemplated three years ago.


     It's clearly apparent that it's much less of an issue than it was three years ago. And we don't think it would've been a problem three years ago. So we're confident that this will not present a hurdle. And we'll do what we have to do with the various regulatory authorities.


Joe Arsenio:  My other question is actually on the subject of Reliance
     Insurance and that issue, which I mentioned I think I had a conversation with Ken the other day. Can you just update us on your perception of the Reliance ownership and their agenda? I don't know if this was touched earlier, because I got on the call a little late.


John Paxton: Sure, I think what's significant, as Jerry Schwartz just commented, and certainly we don't and can't comment for Reliance, and (Saul and Lowell) are not on our board at this time. On September 12 with the period of time having past from them having resigned from the board they will be free from SEC restrictions and obviously in a more flexible position to dispose of their position.


     I think that's the only fact-based and sensible comment that Symbol should be making at this time.

Joe Arsenio: And is it - well, I think that all of us have assumed that this has caused your stock to perform somewhat contrary to the fundamentals? And is that your impression as well? And do you have a sense that a portion of this position has been coming into the market and in fact overhanging the stock?


John Paxton: You know, obviously this kind of thing is speculation. But we read and hear the same more or less common-sense things that you do that there's an overhang, sure.


Joe Arsenio:  Okay, thank you very much.


Operator:  Okay, we'll go to Scott Chicorelli with Chirard Clearer. Go ahead.


Darren Kennedy: Hi there, actually this is Darren Kennedy speaking on behalf of Scott. I got an answer to most of my questions. I actually just have one about the $75 million of synergies that you're expecting. Would you expect that to start for the full year of fiscal 2001 ? Thanks.


Tomo Razmilovic: I didn't say $35 million, I said $75 million. I believe that's what you said, Darren, is that right?


Darren Kennedy:  Yes, Sir, I meant $75 million if said $30 million.


Tomo Razmilovic: We expect it to be $75 million. That will be phased in, but that's on an annual basis, Yes.


Darren Kennedy: Okay, actually one more about gross margins. I understand that that would have a lot to do with those margins coming down from price pressures from component shortages.

     Does any of that also have to do with product shifts or with contract related? Thanks.


Tomo Razmilovic: There is always any - margin's always a product of, you know, a combination of different factors. And probably this is even more important one, Darren. You have different type of margins for the different product ((inaudible)), component shortages. And, you know, we are paying high prices definitely, and the impact on that.


     At this point in time, to make a long story short, we don't expect any major variations either way.


Darren Kennedy:  Okay, thank you.


Operator: Okay, Mr. Jaeggi, we do have a few follow-up questions here remaining. Would you like to take those or go ahead and close at this time?


Ken Jaeggi:  We'll take a couple of more questions before we close.


Operator:  We'll go back to Will Potter with ING Baring. Go ahead.


Will Potter: Expanding on the question about the gross margins in the quarter, first of all were you saying that we should expect gross margins to be flat in the second half compared to what it was in the second quarter?


     And secondly, you got a lot of leverage, more than we expected in terms of engineering and SG&A. Can you tell us how you did it? In other words, I would have expected SG&A and engineering to be higher.




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

Tomo Razmilovic: You are taking -actually, you are asking -I believe when you're talking about - let me first talk to the general gross margins. At this point in time again what I said before, it's very much depending on the product mix. I think the best guess what we see now it is about ((inaudible)) to what we have shown you this quarter or the last quarter.


     When it comes to the leverage of engineering, are you then talking in an aspect of our operating margins, or what you meant?


Will Potter: Yeah, I'm talking about below the Gross Profit line you have Engineering and you have SG&A. Those operating expenses as a percentage of sales were lower than I would've expected. So how did you achieve those efficiencies this quarter?


Tomo Razmilovic: Well, I'm going to let Ken answer as well, but clearly, you know, when you have a robust (running) growth over 25% that we had you get your ratios much, much better. And as you know, that always helps. Ken?


Ken Jaeggi: Will, if you look it up seasonally, Q1 and Q2 from a spending level are typically flat with one another because just the seasonality of the way we spend our money. So if you look back last year we had $73 million of spending in Q1 and $74 in Q2. This year we had $85 million in Q1 and $86 million in Q2. That's just the way our business works.


Will Potter: Okay, and another question for Len Goldner, Len, you said that the SEC should have no impact on, that doesn't impact Symbol at all. What about the shareholder lawsuits?

Leonard Goldner: I mean obviously Telxon has advised us that they believe they have meritorious defenses. They have (D&O) coverage. Obviously if the case isn't dismissed or settled within those limits Telxon becomes the wholly-owned subsidiary of Symbol and in such capacity, you know, obviously we get consolidated results. But, you know, at this point we're comfortable with it


Will Potter: Okay, and you gave us the quantity of the palm units this quarter. Could you give us the value of that sector for you?


Tomo Razmilovic: It's ((inaudible)) to - we don't disclose that on what it is. We gave you the volume so you understand what's going on in new products and the new business point of view. But we don't disclose this on an individual basis.


Will Potter:   Okay, thanks very much.


Operator:  Okay, we'll take a follow-up from Dick Davis with Richard W.
     Davis. Go ahead.


Dick Davis: I would just like to ask a follow-up on the palm question. You know, you have a set of traditional markets that you've done very well in and I was wondering to what extent are you seeing business in new markets?


Tomo Razmilovic: Actually the new markets are -I believe it's about 50/50 when it comes to the palm. I believe what myself as well as Jerry mentioned, it's a lot of dot-coms we are adding to our customer list. Some of the major systems are going to dot-coms.

     Even more important is that even when we are shipping palms to our existing markets we are shipping them to the new applications. Because of the new cost point when it comes to the palm compared with the traditional pen-based system we have opened a very, very different, a new world of opportunities when you can provide very solid (ROIs), which you could not do before. Just to give you an example, a pen-based unit was in the range of $3,000, $4,000, $5,000. Now we are talking about $1,000.


     So it's about 50/50. That's the best number I have right now in my head.


Jerry Schwartz:  I think Tomo is absolutely right. The key is applications.
     It's always applications, you know, across markets or whatever. And the palm brings you into a different set, you know, with barcodes, with imaging, with voice as well as data, you now, as a wireless, on a wireless network, and with the pocket capability and the low-cost, easy to understand, etc. We are seeing that in areas like healthcare, you know, ultimately going forward in terms of (nutra-palm) type things, you can use the palm for these things, escorted shopping type things.


     But even in markets like manufacturing, which you might imagine is a classical or traditional one for Symbol, we're seeing real demand from auto companies and so on that hadn't taken another look but are ready to move out because of something like a palmtop device.


     So you've got the dot-coms for sure, you know, out into very new areas that are web-centric driven. But you even have areas that surprisingly are being reinvigorated by applications that might be called traditional but really aren't.


Ken Jaeggi:  Kyle, do you have any one last question or are we done?

Operator:  We have one last follow-up from Stephanie Crane. Go ahead.


Stephanie Crane: Hi, regarding the increase in inventories, was this solely in raw materials due to the components? Or was that also in finished goods? Or what's your progress?


Tomo Razmilovic: ...it was the raw materials for the reasons I said before about trying to buffer us for the shortage of components, that's correct.


Stephanie Crane:  Okay, great, thanks.


Tomo Razmilovic:  Thank you.


Ken Jaeggi: Well, we'd like to thank all of you for joining Symbol and Telxon today and the management of both companies. And we appreciate your time and look forward to talking to you again in October.


Thanks very much.


Operator: Thank you, that does conclude our conference call for today. You may all disconnect at this time. And thank you for calling in.


                                    END













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